

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 1, 2006

Frank A. Cassou
Executive Vice President
NextWave Wireless LLOC
12670 High Bluff Drive
San Diego, CA 92130

> **RE:** **NextWave Wireless LLC**
> **Draft response letter filed August 25, 2006**
> **Amendment No. 3 to Form 10 filed August 10, 2006**
> **Form 8-K filed July 21, 2006**
> **Form 10-Q for the three months ended July 1, 2006 filed**
> **August 14, 2006**
> **File No. 0-51958**

Dear Mr. Cassou:

We have reviewed your response letter filed August 25, 2006 and have the following comments. Where indicated, we think that you should revise the Form 10 and Form 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As requested by our prior comment 6, please file the entirety of all agreements originally filed with a Form 8-K on July 21, 2006. We will need adequate time to review the entirety of those agreements before we can clear our review of your Form 10.

Annex A

2.   In order to increase a reader's understanding of your disclosure in the liquidity and capital resources section, reposition the discussion of your available cash and cash equivalents on page 58 by placing that discussion before your summary of the senior secured notes financing currently appearing on page 57. Additionally, revise to clarify, if true, that your $265 million of unrestricted funding (after giving effect to the $75 million cash reserve) does not include the proceeds you received from the sale of your senior secured notes. Also revise to make clear that the designated uses of the proceeds from the sale of senior secured notes, including the purchase price of WCS, the FCC deposit and certain spectrum acquisitions, do not need to be funded with the company's available cash. For example, clarify that the $110 million in cash available under the "Spectrum Facility" is money that you received from the sale of senior secured notes, and that your discussion of the $265 million in cash, cash equivalents, and short-term investments does not include the $110 million available under the Spectrum Facility.

3.   We note your proposed disclosures in Annex A concerning your impairment policies for goodwill and intangible assets not subject to amortization. However, the proposed disclosures did not address how you recognize and measure goodwill impairment. Please describe your policies in greater detail, as we previously requested. Refer to paragraphs 19-22 of SFAS 142.

*   *   *   *

As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Marita A. Makinen, Esq.
        Weil, Gotschal & Manges LLP
        Via Facsimile: (212) 310-8007